

June 9, 2010

Via U.S. mail and facsimile to (212)791-5367

Steven Rosenberg
President and Chief Executive Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

  RE: Berkshire Bancorp, Inc.
     Supplemental Response Dated January 21, 2010
     Form 10-K for Fiscal Year Ended December 31, 2008
     Form 10-Q for the Period Ended September 30, 2009
     File No. 000-13649

Dear Mr. Rosenberg,

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Kevin W. Vaughn
           Accounting Branch Chief